Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-167916

Pricing Supplement To Prospectus dated September 2, 2010 and Prospectus Supplement dated September 2, 2010

United Mexican States

U.S. $80,000,000,000 Global Medium-Term Notes, Series A

Due Nine Months or More From Date of Issue

U.S. $1,000,000,000 5.750% Global Notes due 2110

The notes will mature on October 12, 2110. Mexico will pay interest on the notes on April 12 and October 12 of each year, commencing October 12, 2011. Mexico may redeem the notes in whole or in part before maturity, at par plus the Make-Whole Amount and accrued interest, as described herein. The notes will not be entitled to the benefit of any sinking fund.

The notes will contain provisions regarding acceleration and future modifications to their terms that differ from those applicable to Mexico’s outstanding public external indebtedness issued prior to March 3, 2003. Under these provisions, which are described beginning on page 7 of the accompanying prospectus dated September 2, 2010, Mexico may amend the payment provisions of the notes with the consent of the holders of 75% of the aggregate principal amount of the outstanding notes.

The notes will be consolidated and form a single series with, and be fully fungible with, the outstanding U.S. $1,000,000,000 5.750% Global Notes due 2110 (CUSIP No. 91086QAZ1, ISIN US91086QAZ19, Common Code 054886942) previously issued by Mexico.

Mexico will apply to list the notes on the Luxembourg Stock Exchange and to have the notes admitted to trading on the Euro MTF market of the Luxembourg Stock Exchange.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement or the accompanying prospectus supplement or prospectus. Any representation to the contrary is a criminal offense.

The notes have not been and will not be registered with the National Securities Registry maintained by the Mexican National Banking and Securities Commission (“CNBV”) and may not be offered or sold publicly in Mexico. The notes may be offered or sold privately in Mexico to qualified and institutional investors, pursuant to the exemption contemplated under Article 8 of the Mexican Securities Market Law. As required under the Mexican Securities Market Law, Mexico will give notice to the CNBV of the offering of the notes under the terms set forth herein. Such notice does not certify the solvency of Mexico, the investment quality of the notes, or that the information contained in this pricing supplement, the prospectus supplement or the prospectus is accurate or complete. Mexico has prepared this pricing supplement and is solely responsible for its content, and the CNBV has not reviewed or authorized such content.

	Price to Public (1)	Underwriting Discounts		Proceeds to Mexico, before expenses (1)
Per note	96.5%		0.35%		96.15%
Total	U.S. $ 965,000,000	U.S. $	3,500,000	U.S. $	961,500,000

(1)	Plus accrued interest totaling U.S. $19,965,277.78 for the period from April 12, 2011 to, but not including, August 17, 2011, and accrued interest, if any, from August 17, 2011, if settlement occurs after that date.

The notes will be ready for delivery in book-entry form only through the facilities of The Depository Trust Company (“DTC”), the Euroclear System (“Euroclear”) and Clearstream Banking, société anonyme, Luxembourg (“Clearstream, Luxembourg”) against payment on or about August 17, 2011.

Joint Lead Managers

Credit Suisse	Goldman, Sachs & Co.

August 10, 2011

Pricing Supplement

About this Pricing Supplement	PS-3
Use of Proceeds	PS-4
Description of the Notes	PS-5
Recent Developments	PS-8
Plan of Distribution	PS-17
Notice to Canadian Residents	PS-22

Prospectus Supplement

About this Prospectus Supplement	S-3
Summary	S-4
Risk Factors	S-7
Description of the Notes	S-11
Taxation	S-23
Plan of Distribution	S-31
Glossary	S-37
Annex A – Form of Pricing Supplement	A-1

Prospectus

About this Prospectus	2
Forward-Looking Statements	2
Data Dissemination	3
Use of Proceeds	3
Description of the Securities	4
Plan of Distribution	14
Official Statements	15
Validity of the Securities	16
Authorized Representative	17
Where You Can Find More Information	17

Mexico is a foreign sovereign state. Consequently, it may be difficult for investors to obtain or realize upon judgments of courts in the United States against Mexico. See “Risk Factors” in the accompanying prospectus supplement.

ABOUT THIS PRICING SUPPLEMENT

This pricing supplement supplements the accompanying prospectus supplement dated September 2, 2010, relating to Mexico’s U.S. $80,000,000,000 Global Medium-Term Note Program and the accompanying prospectus dated September 2, 2010 relating to Mexico’s debt securities and warrants. If the information in this pricing supplement differs from the information contained in the prospectus supplement or the prospectus, you should rely on the information in this pricing supplement.

You should read this pricing supplement along with the accompanying prospectus supplement and prospectus. All three documents contain information you should consider when making your investment decision. You should rely only on the information provided or incorporated by reference in this pricing supplement, the prospectus and the prospectus supplement. Mexico has not authorized anyone else to provide you with different information. Mexico and the managers are offering to sell the notes and seeking offers to buy the notes only in jurisdictions where it is lawful to do so. The information contained in this pricing supplement and the accompanying prospectus supplement and prospectus is current only as of its date.

Mexico is furnishing this pricing supplement, the prospectus supplement and the prospectus solely for use by prospective investors in connection with their consideration of a purchase of the notes. Mexico confirms that:

•	the information contained in this pricing supplement and the accompanying prospectus supplement and prospectus is true and correct in all material respects and is not misleading;

•	it has not omitted other facts, the omission of which makes this pricing supplement and the accompanying prospectus supplement and prospectus as a whole misleading; and

•	it accepts responsibility for the information it has provided in this pricing supplement and the accompanying prospectus supplement and prospectus.

IN CONNECTION WITH THIS OFFERING, CREDIT SUISSE SECURITIES (USA) LLC (THE “STABILIZING MANAGER”), OR ANY PERSONS ACTING ON BEHALF OF THE STABILIZING MANAGER, MAY OVER-ALLOT OR EFFECT TRANSACTIONS WITH A VIEW TO SUPPORTING THE MARKET PRICE OF THE NOTES AT A LEVEL HIGHER THAN THAT WHICH MIGHT OTHERWISE PREVAIL. HOWEVER, THERE IS NO ASSURANCE THAT THE STABILIZING MANAGER, OR ANY PERSON ACTING ON BEHALF OF THE STABILIZING MANAGER, WILL UNDERTAKE STABILIZATION ACTION. ANY STABILIZATION ACTION MAY BEGIN ON OR AFTER THE DATE ON WHICH ADEQUATE PUBLIC DISCLOSURE OF THE FINAL TERMS OF THE OFFER OF THE NOTES IS MADE AND, IF BEGUN, MAY BE DISCONTINUED AT ANY TIME. STABILIZATION ACTIVITIES IN THE UNITED KINGDOM, IF ANY, MUST BE BROUGHT TO AN END NO LATER THAN THE EARLIER OF 30 DAYS AFTER THE ISSUE DATE OF THE NOTES AND 60 DAYS AFTER THE DATE OF THE ALLOTMENT OF THE NOTES. THIS SUPPLEMENTS THE STABILIZATION PROVISION IN THE PROSPECTUS SUPPLEMENT DATED SEPTEMBER 2, 2010 ISSUED BY MEXICO.

This communication is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or

(iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The notes are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

USE OF PROCEEDS

The net proceeds to Mexico from the sale of the notes will be approximately U.S. $961,345,000, after the deduction of the underwriting discount and Mexico’s share of the expenses in connection with the sale of the notes, which are estimated to be approximately U.S. $155,000, and excluding amounts paid in respect of accrued interest. Mexico intends to use the net proceeds of the sale of the notes for the general purposes of the Government of Mexico, including the refinancing, repurchase or retirement of domestic and external indebtedness of the Government. None of the managers shall have any responsibility for the application of the net proceeds of the notes.

DESCRIPTION OF THE NOTES

Mexico will issue the notes under the fiscal agency agreement, dated as of September 1, 1992, as amended, between Mexico and Citibank, N.A., as fiscal agent. The information contained in this section and in the prospectus supplement and the prospectus summarizes some of the terms of the notes and the fiscal agency agreement. This summary does not contain all of the information that may be important to you as a potential investor in the notes. You should read the fiscal agency agreement and the form of the notes before making your investment decision. Mexico has filed or will file copies of these documents with the SEC and will also file copies of these documents at the offices of the fiscal agent and the paying agents.

Aggregate Principal Amount:	U.S. $1,000,000,000

Issue Price:	96.5%, plus accrued interest from April 12, 2011

Issue Date:	August 17, 2011

Maturity Date:	October 12, 2110

Specified Currency:	U.S. dollars

Authorized Denominations:	U.S. $2,000 and integral multiples thereof

Form:	Registered; Book-Entry through the facilities of DTC, Euroclear and Clearstream, Luxembourg.

Interest Rate:	5.750% per year, accruing from April 12, 2011

Interest Payment Dates:	Semi-annually on April 12 and October 12 of each year, commencing on October 12, 2011

Regular Record Dates:	The April 8 or October 8 of each year preceding the relevant interest payment date

Optional Redemption:

☒  Yes            ☐  No

Mexico will have the right at its option, upon giving not less than 30 days’ notice, to redeem the notes, in whole or in part, at any time or from time to time prior to their maturity, at a redemption price equal to the principal amount thereof, plus the Make-Whole Amount (as defined below), plus accrued interest on the principal amount of such notes to the date of redemption. “Make-Whole Amount” means the excess of (i) the sum of the present values of each remaining scheduled payment of principal and interest on the notes to be redeemed (exclusive of interest accrued to the date of redemption), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 35 basis points over (ii) the principal amount of the notes.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity or interpolated maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

“Comparable Treasury Issue” means the United States Treasury security or securities selected by an Independent Investment Banker (as defined below) as having an actual or interpolated maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of investment grade debt securities of a comparable maturity to the remaining term of such notes.

“Independent Investment Banker” means one of the Reference Treasury Dealers (as defined below) appointed by Mexico.

“Comparable Treasury Price” means, with respect to any redemption date, (i) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotation or (ii) if Mexico obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

“Reference Treasury Dealer” means any of Goldman, Sachs & Co., Morgan Stanley & Co. LLC, Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc., J.P. Morgan Securities LLC and Barclays Capital Inc., or their affiliates which are primary United States government securities dealers, and their respective successors; provided that if any of the foregoing shall cease to be a primary United States government securities dealer in the City of New York (a “Primary Treasury Dealer”), Mexico will substitute therefor another Primary Treasury Dealer.

“Reference Treasury Dealer Quotation” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by Mexico, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to Mexico by such Reference Treasury Dealer at 3:30 pm New York time on the third business day preceding such redemption date.

Fungibility	The notes will be consolidated and form a single series with, and be fully fungible with, Mexico’s outstanding U.S. $1,000,000,000 5.750% Global Notes due 2110 (CUSIP No. 91086QAZ1, ISIN US91086QAZ19, Common Code 054886942).

Optional Repayment:	☐ Yes ☒ No

Indexed Note:	☐ Yes ☒ No

Foreign Currency Note:	☐ Yes ☒ No

Managers:	Credit Suisse Securities (USA) LLC Goldman, Sachs & Co.

Listing:	Mexico will apply to list the notes on the Luxembourg Stock Exchange.

Trading:	Mexico will apply to have the notes admitted to trading on the Euro MTF market of the Luxembourg Stock Exchange.

Securities Codes:

CUSIP:	91086QAZ1

ISIN:	US91086QAZ19

Common Code:	054886942

Fiscal Agent, Principal Paying Agent, Calculation Agent, Transfer Agent, Registrar and Authenticating Agent:	Citibank, N.A.

Luxembourg Paying and Transfer Agent:	KBL European Private Bankers S.A.

Further Issues:	Mexico may, without the consent of the holders, issue additional notes that may form a single series of notes with the outstanding notes, provided that such additional notes do not have, for purposes of U.S. federal income taxation, a greater amount of original issue discount than the notes have as of the date of the issue of such additional notes.

Governing Law:	New York, except that all matters governing authorization and execution of the notes by Mexico will be governed by the law of Mexico.

Additional Provisions:	The notes will contain provisions regarding acceleration and future modifications to their terms that differ from those applicable to Mexico’s outstanding public external indebtedness issued prior to March 3, 2003. Those provisions are described beginning on page 7 of the accompanying prospectus dated September 2, 2010.

RECENT DEVELOPMENTS

The information included in this section supplements the information about Mexico corresponding to the headings below that is contained in Exhibit D to Mexico’s annual report on Form 18-K, as amended, for the fiscal year ended December 31, 2009. To the extent that the information included in this section differs from the information set forth in the annual report, you should rely on the information in this section.

Form of Government

In the congressional election held on July 5, 2009, all of the seats in the Chamber of Deputies were up for election. The members of the Senate were elected on July 2, 2006. The following table provides the current distribution of congressional seats, reflecting the post-election changes in the party affiliations of certain senators and deputies.

Party Representation in the Mexican Congress

	Senate		Chamber of Deputies
	Seats	% of Total	Seats	% of Total
National Action Party	50	39.1%	141	28.2%
Institutional Revolutionary Party	33	25.8	240	48.0
Democratic Revolution Party	25	19.5	68	13.6
Ecological Green Party of Mexico	6	4.7	21	4.2
Convergence Party	6	4.7	8	1.6
Labor Party	5	3.9	13	2.6
New Alliance	0	0.0	7	1.4
Unaffiliated	3	2.3	2	0.4

Total	128	100.0%	500	100.0%

Note: Numbers may not total due to rounding.

Source: Senate and Chamber of Deputies.

The Economy

Gross Domestic Product

According to preliminary figures, Mexico’s gross domestic product (GDP) increased by 4.6% in real terms during the first three months of 2011 as compared to the first three months of 2010. During the first three months of 2011, the agriculture, forestry, fishing and hunting sector increased by 1.2%; the utilities sector increased by 8.6%; the construction sector increased by 4.9%; the manufacturing sector increased by 7.4%; the wholesale and retail trade sector increased by 9.5%; the transportation and warehousing sector increased by 3.8%; the information sector increased by 7.7%; the finance and insurance sector increased by 2.6%; the real estate, rental and leasing sector increased by 2.1%; the professional, scientific and technical services sector increased by 6.9%; the management of companies and enterprises sector increased by 3.5%; the administrative support, waste management and remediation services sector increased by 3.8%; the education services sector increased by 1.6%; the health care and social assistance sector increased by 0.2%; the arts, entertainment and recreation sector increased by 4.5%; the accommodation and food services sector increased by 0.8%; the other services (except public administration) sector increased by 2.9% and the public administration sector increased by 0.7%, each in real terms as compared to the first three months of 2010. The mining sector decreased by 2.5% in real terms during the first three months of 2011, as compared to the same period of 2010.

The following table sets forth the change in Mexico’s real GDP by sector for the periods indicated.

Real GDP Growth by Sector(1)

	2006	2007	2008	2009	2010	First Three Months of 2011(2)
GDP (constant 2003 prices)	5.2%	3.3%	1.5%	(6.1)%	5.5%	4.6%
Primary Activities:
Agriculture, forestry, fishing and hunting	6.3	2.3	1.2	(2.0)	5.7	1.2
Secondary Activities:
Mining	1.4	(0.2)	(1.5)	(2.4)	2.4	(2.5)
Utilities	12.2	3.7	(2.3)	2.0	2.4	8.6
Construction	7.8	4.4	3.1	(6.4)	0.0	4.9
Manufacturing	5.9	1.7	(0.7)	(9.8)	9.9	7.4
Tertiary activities:
Wholesale and retail trade	6.5	5.0	2.1	(14.1)	13.3	9.5
Transportation and warehousing	5.8	3.7	0.0	(6.5)	6.4	3.8
Information	10.7	11.6	8.0	0.8	5.6	7.7
Finance and insurance	16.3	13.9	15.5	(6.6)	2.8	2.6
Real estate, rental and leasing	4.1	3.1	3.0	(1.0)	1.7	2.1
Professional, scientific and technical services	3.0	3.1	3.0	(5.1)	(3.0)	6.9
Management of companies and enterprises	20.1	(3.0)	14.0	(8.1)	2.0	3.5
Administrative support, waste management and remediation services	3.7	3.1	1.6	(4.8)	1.4	3.8
Education services	0.1	1.9	0.8	0.5	3.0	1.6
Health care and social assistance	7.8	2.5	(1.5)	0.8	(1.7)	0.2
Arts, entertainment and recreation	2.3	3.1	1.5	(4.6)	1.9	4.5
Accommodation and food services	1.6	2.6	0.9	(7.7)	3.8	0.8
Other services (except public administration)	3.3	3.9	0.7	(0.7)	0.6	2.9
Public administration	0.1	1.7	1.2	4.6	4.4	0.7

Note: Numbers may not total due to rounding.

(1) Preliminary. These figures are subject to periodic revision.

(2) First three months of 2011 as compared to the same period of 2010.

Source: National Institute of Statistics, Geography and Informatics.

Prices and Wages

For 2010, inflation (as measured by the change in the national consumer price index) was 4.4%, 0.8 percentage points higher than in 2009.

During the first six months of 2011, inflation was 0.3%, 1.1 percentage points lower than for the same period of 2010.

Unemployment Rate

At June 30, 2011, the unemployment rate was 5.4%, as compared to an unemployment rate of 4.9% at December 31, 2010.

Interest Rates

During the first seven months of 2011, interest rates on 28-day Cetes averaged 4.2% and interest rates on 91-day Cetes averaged 4.4%, as compared to average rates on 28-day Cetes of 4.5% and on 91-day Cetes of 4.6% during the same period of 2010. On August 4, 2011, the 28-day Cetes rate was 4.0% and the 91-day Cetes rate was 4.2%.

Principal Sectors of the Economy

Petroleum and Petrochemicals

Based on the preliminary, unaudited interim financial information of PEMEX for the six-month period ended June 30, 2011, PEMEX’s total sales revenues increased by 20.1%, from Ps. 621.4 billion during the first six months of 2010 to Ps. 746.0 billion in the first six months of 2011. This increase resulted primarily from higher crude oil and petroleum product prices and increased volume of crude oil exports. “PEMEX” refers to Petróleos Mexicanos, its four subsidiary entities, Pemex-Exploración y Producción (Pemex-Exploration and Production), Pemex-Refinación (Pemex-Refining), Pemex-Gas y Petroquímica Básica (Pemex-Gas and Basic Petrochemicals) and Pemex-Petroquímica (Pemex-Petrochemicals), and its subsidiary companies.

Domestic sales increased by 11.6% in the first six months of 2011, from Ps. 336.4 billion in the first six months of 2010 to Ps. 375.5 billion in 2011, primarily due to increased sales of petroleum products and petrochemicals, which were partially offset by a 7.9% decrease in natural gas sales. Total export sales (with dollar-denominated export revenues translated to pesos at the exchange rate on the date on which the export sale was made) increased by 30.2% in peso terms in the first six months of 2011, from Ps. 282.4 billion in the first six months of 2010 to Ps. 367.8 billion in the first six months of 2011, primarily as a result of higher crude oil prices and a greater volume of crude oil exports.

In the first six months of 2011, PEMEX reported net income of Ps. 13.3 billion from Ps. 746.0 billion in net sales, as compared to a net loss of Ps. 18.7 billion from Ps. 621.4 billion in net sales in the first six months of 2010. This was due primarily to higher sales prices, an increase in the volume of crude oil exports and an increase in other revenues, net, as well as a decrease in general expenses.

Tourism Sector

During the first five months of 2011, revenues from international travelers (including both tourists and visitors who enter and leave the country on the same day) totaled U.S. $5.2 billion, representing a 5.9% decrease as compared to the same period of 2010. Revenues from tourists to the interior of Mexico (as opposed to border cities) totaled U.S. $4.2 billion during the first five months of 2011, a 5.9% decrease as compared to the same period of 2010. The number of tourists to the interior of Mexico during the first five months of 2011 totaled 5.5 million, a 3.6% decrease as compared to the same period of 2010. The average expenditure per tourist to the interior of Mexico during the first five months of 2011 decreased by 2.2% to U.S. $752.0, as compared to the same period of 2010. During the first five months of 2011, expenditures by Mexican tourists abroad amounted to U.S. $1.8 billion, a 10.8% increase as compared to the same period of 2010, while expenditures by Mexicans traveling abroad (which include both tourists and one-day visitors) totaled U.S. $3.0 billion. The tourism balance recorded a surplus of U.S. $2.2 billion during the first five months of 2011, a decrease of 20.6% from the U.S. $2.8 billion surplus recorded during the same period of 2010.

Financial System

Central Bank and Monetary Policy

During the first six months of 2011, the M1 money supply increased by 11.1% in real terms, as compared with the same period of 2010. This increase was driven by higher amounts of bills and coins held by the public and checking account deposits. The amount of bills and coins held by the public at June 30, 2011 was 5.6% greater in real terms than at June 30, 2010, while the aggregate amount of checking account deposits denominated in pesos at June 30, 2011 was 19.7% greater in real terms than the amount of checking account deposits at June 30, 2010.

At June 30, 2011, financial savings were 10.1% greater in real terms than financial savings at June 30, 2010. Savings generated by Mexican residents were 4.2% greater in real terms and savings generated by non-residents were 79.7% greater in real terms than their respective levels at June 30, 2010.

At August 2, 2011, the monetary base totaled Ps. 642.3 billion, a 7.4% nominal decrease from the level of Ps. 693.4 billion at December 31, 2010, due to lower demand for bills and coins held by the public.

The minimum overnight funding rate, which is Banco de México’s primary monetary policy instrument, was reduced to 7.75% on January 16, 2009, to 7.50% on February 20, 2009, to 6.75% on March 20, 2009, to 6.00% on April 17, 2009, to 5.25% on May 15, 2009, to 4.75% on June 19, 2009 and to 4.50% on July 17, 2009. As of August 2, 2011, the overnight funding rate remained at 4.50%.

The Securities Market

At August 3, 2011, the Mexican Stock Market Index stood at 34,484.4 points, representing a 10.5% nominal decrease from the level at December 31, 2010.

Banking Supervision and Support

At June 30, 2011, the total amount of past-due loans of commercial banks (excluding banks under Government intervention and those in special situations) was Ps. 59.8 billion, as compared with Ps. 49.7 billion at December 31, 2010. At June 30, 2011, the total loan portfolio of the banking system was 5.1% greater in real terms than the total loan portfolio at December 31, 2010. The past-due loan ratio of commercial banks was 2.7% at June 30, 2011, as compared to a ratio of 2.3% at December 31, 2010. The amount of loan loss reserves created by commercial banks (excluding banks under Government intervention and those in special situations) totaled Ps. 108.6 billion at June 30, 2011, as compared to Ps. 99.4 billion at December 31, 2010. As a result, commercial banks had reserves covering 181.5% of their past-due loans at June 30, 2011, exceeding the minimum reserve level of 45%.

External Sector of the Economy

Foreign Trade

During the first six months of 2011, according to preliminary figures, Mexico registered a trade surplus of U.S. $3.3 billion, as compared to a surplus of U.S. $288 million for the same period of 2010. Merchandise exports increased by 21.3% during the first six months of 2011, to U.S. $171.3 billion, as compared to U.S. $141.2 billion for the same period of 2010. During the first six months of 2011, petroleum exports increased by 44.3%, while non-petroleum exports increased by 17.6%, each as compared to the same period of 2010. Exports of manufactured goods, which represented 79.1% of total merchandise exports, increased by 17.1% during the first six months of 2011, as compared with exports of manufactured goods during the same period of 2010.

During the first six months of 2011, according to preliminary figures, total imports increased by 19.2%, to U.S. $167.9 billion, as compared to U.S. $141.0 billion for the same period of 2010. During the first six months of 2011, imports of intermediate goods increased by 17.9%, imports of capital goods increased by 18.8% and imports of consumer goods increased by 26.7%, each as compared to the first six months of 2010.

Balance of International Payments

According to preliminary figures, during the first three months of 2011, Mexico’s current account registered a deficit of 0.1% of GDP, or U.S. $1.4 billion, as compared to a surplus of U.S. $430.2 million in the same period of 2010. The capital account registered a U.S. $15.3 billion surplus in the first three months of 2011, as compared with a U.S. $8.6 billion surplus registered in the same period of 2010. Net foreign investment in Mexico as recorded in the balance of payments totaled U.S. $14.1 billion during the first three months of 2011, as compared to U.S. $9.9 billion during the same period of 2010. Net foreign investment in Mexico was composed of foreign direct investment totaling U.S. $4.8 billion and net foreign portfolio investment in-flows totaling U.S. $9.4 billion during the first three months of 2011, as compared to U.S. $5.2 billion of foreign direct investment and U.S. $4.7 billion of net portfolio investment during the same period of 2010.

At July 29, 2011, Mexico’s international reserves totaled U.S. $134.0 billion, an increase of U.S. $20.4 billion as compared to international reserves at December 31, 2010. At July 29, 2011, the net international assets of Banco de México totaled U.S. $138.5 billion, an increase of U.S. $17.9 billion as compared to net international assets at December 31, 2010.

On February 22, 2010, the Comisión de Cambios (Foreign Exchange Commission) announced that it would conduct auctions of options, which would allow the holder of the option to sell U.S. dollars to Banco de México. This system is designed to allow Mexico to gradually accumulate international reserves without affecting the exchange rate.

Pursuant to the new auction policy and commencing February 2010, Banco de México began conducting an auction on the last business day of each month, in which participating financial institutions can purchase options to sell U.S. dollars to Banco de México. These options remain exercisable on any day of the month immediately following the auction. The holders of these options are able to sell U.S. dollars to Banco de México at the tipo de cambio interbancario de referencia (reference interbank exchange rate, or FIX) as determined by Banco de México on the business day immediately prior to the exercise of the option, so long as the applicable rate does not exceed the observed average of the FIX over the 20 business days preceding the exercise date. The amount of options available for auction each month is U.S. $600 million. From February 26, 2010 to August 3, 2011, Banco de México auctioned an aggregate of U.S. $10.8 billion in options through this mechanism, and, as of August 3, 2011, Banco de México had purchased an aggregate of U.S. $8.5 billion from holders upon the exercise of these options.

Exchange Controls and Foreign Exchange Rates

During the first seven months of 2011, the monthly average peso/dollar exchange rate was Ps. 11.8637 = U.S. $1.00. The peso/U.S. dollar exchange rate announced by Banco de México on August 3, 2011 (which took effect on the second business day thereafter) was Ps. 11.8473 = U.S. $1.00.

Public Finance

Revenues and Expenditures

According to preliminary figures, during the first six months of 2011, the public sector balance registered a deficit of Ps. 125.4 billion in nominal pesos, as compared to a deficit of Ps. 101.7 billion in nominal pesos during the same period of 2010. Excluding physical investments by PEMEX, the public sector balance registered a deficit of Ps. 35.1 billion during the first six months of 2011, as compared to a surplus of Ps. 13.8 billion during the same period of 2010.

In the first six months of 2011, public sector budgetary revenues totaled Ps. 1,523.5 billion in nominal pesos, a 4.6% increase in real terms as compared to the same period of 2010. This increase is mainly explained by an 8.5% increase in oil revenues and a 2.3% increase in non-oil tax revenues, each in real terms as compared to the first six months of 2010.

According to preliminary figures, during the first six months of 2011, crude oil revenues increased by 8.5% in real annual terms as compared to the same period of 2010, primarily as a result of a 34.6% increase in the price of crude oil exports, which was partially offset by a 1.2% decrease in crude oil production. Non-oil tax revenues increased by 2.3% in real terms, mainly due to various fiscal reforms that came into effect during 2010 and overall economic recovery.

According to preliminary figures, during the first half of 2011, net public sector budgetary expenditures increased by 5.3% in real terms as compared to the same period of 2010. During the first half of 2011, public sector financing costs decreased by 0.6% in real terms as compared to the same period of 2010, mainly as a result of the appreciation of the Mexican peso against the U.S. dollar during 2010.

At June 30, 2011, the Oil Revenues Stabilization Fund totaled Ps. 21.3 billion, the Federal Entities Revenue Stabilization Fund totaled Ps. 3.3 billion, the PEMEX Infrastructure Investment Stabilization Fund totaled Ps. 1.3 billion and the Fund to Support Pension Restructuring totaled Ps. 26.4 billion.

Public Debt

Internal Public Debt

Internal debt of the Government includes only the internal portion of indebtedness incurred directly by the Government, Banco de México’s general account balance (which was positive at June 30, 2011, indicating monies owed to the Government) and the assets of the Fondo del Sistema de Ahorro Para el Retiro (Retirement Savings System Fund). Net internal debt includes Cetes and other securities sold to the public in primary auctions, but not such debt allocated to Banco de México for its use in Regulación Monetaria (regulating liquidity). Internal debt does not include the debt of the Instituto para la Protección del Ahorro Bancario (Bank Savings Protection Institute, or IPAB) or the debt of budget-controlled or administratively controlled agencies.

According to preliminary figures, at June 30, 2011, the net internal debt of the Government totaled Ps. 2,941.3 billion, as compared to Ps. 2,808.9 billion outstanding at December 31, 2010. At June 30, 2011, the gross internal debt of the Government totaled Ps. 3,074.6 billion, as compared to Ps. 2,888.3 billion of gross internal debt at December 31, 2010. Of the total gross internal debt of the Government at June 30, 2011, Ps. 295.4 billion represented short-term debt and Ps. 2,779.2 billion represented long-term debt, as compared to Ps. 294.4 billion of short-term debt and Ps. 2,593.9 billion of long-term debt at December 31, 2010. The Government’s financing costs on internal debt totaled Ps. 94.7 billion during the first six months of 2011, an increase of 10.5% as compared to the same period of 2010.

During the first six months of 2011, the average maturity of the Government’s internal debt increased by 0.21 years, from 7.20 years at December 31, 2010 to 7.41 years at June 30, 2011.

The following table summarizes the net internal public debt of the Mexican Government at each of the dates indicated.

Internal Debt of the Mexican Government(1)

	At December 31,										At June 30,
	2006		2007		2008		2009		2010(2)		2011(2)
	(in billions of pesos, except percentages)
Gross Debt
Government Securities	Ps. 1,569.9	93.9%	Ps. 1,795.8	94.7%	Ps. 2,021.2	84.2%	Ps. 2,379.3	88.0%	Ps. 2,553.9	88.4%	Ps. 2,724.3	94.3%
Cetes	346.0	20.7	340.5	18.0	357.1	14.9	498.8	18.5	394.0	13.6	399.6	13.8
Floating Rate Bonds	359.6	21.5	325.0	17.1	243.6	10.1	243.5	9.0	183.1	6.3	199.3	6.9
Inflation-Linked Bonds	155.3	9.3	235.3	12.4	334.9	13.9	430.6	15.9	530.1	22.4	571.5	24.1
Fixed Rate Bonds	709.0	42.4	895.1	47.2	1,085.6	45.2	1,206.5	44.6	1,446.8	50.1	1,553.9	53.8
Other	102.9	6.1	100.6	5.3	380.1	15.8	323.4	12.0	334.4	11.6	350.3	12.1

Total Gross Debt	Ps. 1,672.8	100.0%	Ps. 1,896.3	100.0%	Ps. 2,401.3	100.0%	Ps. 2,702.8	100.0%	Ps. 2,888.3	100.0%	Ps. 3,074.6	100.0%

Net Debt
Financial Assets(3)	(125.7)		(107.9)		(68.6)		(231.4)		(78.7)		(133.3)

Total Net Debt	Ps. 1,547.1		Ps. 1,788.3		Ps. 2,332.7		Ps. 2,471.3		Ps. 2,809.5		Ps. 2,941.3

Gross Internal Debt/GDP		15.6%		16.1%		19.8%		21.3%		21.1%		n.a.
Net Internal Debt/GDP		14.4%		15.2%		19.2%		19.5%		20.6%		n.a.

Note: Numbers may not total due to rounding.

n.a. = not available.

(1)	Internal debt figures do not include securities sold by Banco de México in open-market operations pursuant to Regulación Monetaria, which amounted to approximately Ps. 537.9 billion at June 30, 2011. Regulación Monetaria does not increase the Mexican Government’s overall level of internal debt, because Banco de México must reimburse the Mexican Government for any allocated debt that Banco de México sells into the secondary market and that is presented to the Mexican Government for payment. If Banco de México undertakes extensive sales of allocated debt in the secondary market, however, Regulación Monetaria can result in the level of outstanding internal debt being higher than the Mexican Government’s figure for net internal debt.
(2)	Preliminary.
(3)	Includes the net balance denominated in pesos of the General Account of the Federal Treasury with Banco de México.

Source: Ministry of Finance and Public Credit.

External Public Debt

According to preliminary figures, at June 30, 2011, outstanding public sector gross external debt totaled U.S. $111.1 billion, as compared to U.S. $110.4 billion at December 31, 2010. Of this amount, U.S. $108.8 billion represented long-term debt and U.S. $2.3 billion represented short-term debt.

According to preliminary figures, total public debt (gross external debt plus net internal debt) at June 30, 2011 represented approximately 31.6% of nominal GDP, 0.6 percentage point higher than at December 31, 2010.

According to preliminary figures, at June 30, 2011, commercial banks held approximately 17.1% of Mexico’s total public sector external debt; multilateral and bilateral creditors (excluding the International Monetary Fund, or IMF) held approximately 22.4%; bondholders (including commercial banks holding bonds issued in debt exchange transactions) held approximately 60.1%; and other creditors held the remaining 0.4%.

The following table sets forth a summary of the external public debt of Mexico, which includes the external debt of the Mexican Government, of budget-controlled agencies and of administratively controlled agencies, and a breakdown of such debt by currency.

Summary of External Public Debt(1)

By Type

	Long-Term Direct Debt of the Mexican Government		Long-Term Debt of Budget- Controlled Agencies		Other Long- Term Public Debt(2)		Total Long- Term Debt		Total Short- Term Debt		Total Long- and Short- Term Debt
	(in millions of U.S. dollars)
At December 31,
2005	U.S. $	48,689	U.S. $	6,736	U.S. $	15,464	U.S. $	70,889	U.S. $	786	U.S. $	71,675
2006		39,330		7,046		7,545		53,921		845		54,766
2007		40,114		7,745		6,576		54,435		920		55,355
2008		39,997		9,782		5,885		55,664		1,275		56,939
2009		47,350		41,048		6,202		94,600		1,754		96,354
2010(3)		56,168		45,536		6,385		108,089		2,339		110,428
At June 30, 2011(3)		57,743		45,355		5,704		108,802		2,328		111,130

By Currency(4)

	At December 31,										At June 31,
	2006		2007		2008		2009		2010(3)		2011(3)
	(in millions of U.S. dollars, except for percentages)
U.S. dollars	50,760	92.7%	44,309	80.0%	47,851	84.0%	77,919	80.9%	90,882	82.3%	91,090	82.0%
Japanese yen	1,006	1.8	1,157	2.1	1,095	1.9	4,541	4.7	6,864	6.2	6,576	5.9
Pounds sterling	91	0.2	1,040	1.9	687	1.2	1,981	2.1	1,920	1.7	1,963	1.8
Swiss francs	175	0.3	423	0.8	410	0.7	716	0.7	953	0.9	1,036	0.9
Others	2,734	5.0	8,426	15.2	6,896	12.1	11,197	11.6	9,809	8.9	10,365	9.4

Total	54,766	100.0%	55,355	100.0%	56,939	100.0%	96,354	100.0%	110,428	100.0%	111,030	100.0%

Note: Numbers may not total due to rounding.

(1)	External debt denominated in foreign currencies other than U.S. dollars has been translated into dollars at exchange rates as of each of the dates indicated. External public debt does not include (a) repurchase obligations of Banco de México with the IMF (none of which were outstanding at June 30, 2011), (b) external borrowings by the public sector after March 31, 2011 or (c) loans from the Commodity Credit Corporation to public sector Mexican banks. External debt is presented herein on a “gross” basis, and includes external obligations of the public sector at their full outstanding face or principal amount. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” or “economic” basis, which is calculated as the gross debt net of certain financial assets held abroad. These financial assets include Mexican public sector external debt that is held by public sector entities but that has not been cancelled.
(2)	Includes debt of development banks and other administratively controlled agencies whose finances are consolidated with those of the Mexican Government.
(3)	Preliminary.
(4)	Adjusted to reflect the effect of currency swaps.

Source: Ministry of Finance and Public Credit.

Recent Securities Offerings

On February 17, 2011, Mexico issued U.S. $1,000,000,000 of its 5.125% Global Notes due 2020. On April 12, 2011, Mexico issued U.S. $1,000,000,000 of its 6.05% Global Notes due 2040. Both series of notes were issued under Mexico’s U.S. $80 billion Global Medium-Term Notes program.

Liability Management Transactions

On December 15, 2010, Mexico issued two series of debt exchange warrants; the warrants gave the holders the right, but not the obligation, to tender, on their respective exercise dates, certain outstanding foreign currency-denominated bonds issued by the Government in exchange for peso-denominated bonds to be issued by the Government (“MBonos”). The total amount of new MBonos that would have been issued if all of the warrants had been exercised was approximately U.S. $2.0 billion. The following table shows the details of the debt exchange warrants offering:

Eligible UMS Bonds to be exchanged		Eligible MBonos to be received	Warrant Series	Exercise Date
US Dollars	Other Currencies	8.0% MBonos due 2020	XWA11	April 8, 2011*
		8.5% MBonos due 2029	XWB11	May 4, 2011**
UMS 7.50% 2012	UMS EUR 5.375% 2013	8.5% MBonos due 2038
UMS 6.375% 2013	UMS ITL 10% 2013
UMS 5.875% 2014	UMS EUR 4.25% 2015
UMS 5.875% 2014N	UMS EUR 5.5% 2020
UMS 6.625% 2015	UMS GBP 6.75% 2024
UMS 11 3/8% 2016
UMS 5.625% 2017
UMS 8.125% 2019
UMS 5.95% 2019N
UMS 8.00% 2022
UMS 8.30% 2031
UMS 7.50% 2033
UMS 6.75% 2034

*	The Mexican Government announced on April 4, 2011 that a second exercise date for the Series XWA11 warrants would occur on April 27, 2011.
**	The Mexican Government announced on April 19, 2011 that a second exercise date for the Series XWB11 warrants would occur on May 19, 2011.

Holders of approximately 12% of the Series XWA11 warrants elected to exercise their warrants on either the first or second exercise date for such warrants. As a result of the exercise of the Series XWA11 warrants, Mexico cancelled approximately U.S. $102.6 million or equivalent of outstanding debt denominated in foreign currencies and issued approximately Ps. 1.3 billion of MBonos.

Holders of approximately 31.4% of the Series XWB11 warrants elected to exercise their warrants on either the first or second exercise date for such warrants. As a result of the exercise of the Series XWB11 warrants, Mexico cancelled approximately U.S. $210.2 million and EUR 59.7 million of outstanding debt denominated in such currencies and issued approximately Ps. 3.5 billion of MBonos.

PLAN OF DISTRIBUTION

The managers severally have agreed to purchase, and Mexico has agreed to sell to them, the principal amount of notes listed opposite their names below. The terms agreement, dated as of August 10, 2011, between Mexico and the managers provides the terms and conditions that govern this purchase.

Managers	Principal Amount of Notes
Credit Suisse Securities (USA) LLC	U.S. $	500,000,000
Goldman, Sachs & Co.		500,000,000
Total	U.S. $	1,000,000,000

Credit Suisse Securities (USA) LLC and Goldman, Sachs & Co. are acting as joint lead managers and joint bookrunners in connection with the offering of the notes.

The managers plan to offer the notes directly to the public at the price set forth on the cover page of this pricing supplement. After the initial offering of the notes, the managers may vary the offering price and other selling terms.

The managers are offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of the validity of the notes by counsel and other conditions contained in the terms agreement, such as the receipt by the managers of certificates of officials and legal opinions. The managers reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

In order to facilitate the offering of the notes, the managers (or, in the United Kingdom, an affiliate of Credit Suisse Securities (USA) LLC) may engage in transactions that stabilize, maintain or affect the price of the notes. In particular, the managers may:

•	over-allot in connection with the offering (i.e., apportion to dealers more of the notes than the managers have), creating a short position in the notes for their own accounts,

•	bid for and purchase notes in the open market to cover over-allotments or to stabilize the price of the notes, or

•	if the managers repurchase previously distributed notes, reclaim selling concessions which they gave to dealers when they sold the notes.

Any of these activities may stabilize or maintain the market price of the notes above independent market levels. The managers are not required to engage in these activities, but, if they do, they may discontinue them at any time. These transactions may be effected in the over-the-counter market or otherwise.

The managers and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The managers and their affiliates have engaged in and may in the future engage in other transactions with and perform services for Mexico for which they received or will receive customary fees and expenses. These transactions and services are carried out in the ordinary course of business. In the ordinary course of their various business activities, the managers and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The managers and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

The notes are being offered for sale in jurisdictions in North America, Europe and Asia where it is legal to make such offers. The managers have agreed that they will not offer or sell the notes, or distribute or publish any document or information relating to the notes, in any place without complying with the applicable laws and regulations of that place. If you receive this pricing supplement and the related prospectus supplement and prospectus, then you must comply with the applicable laws and regulations of the place where you (a) purchase, offer, sell or deliver the notes or (b) possess, distribute or publish any offering material relating to the notes. Your compliance with these laws and regulations will be at your own expense.

European Economic Area

In relation to each member state of the European Economic Area (Iceland, Norway and Liechtenstein in addition to the member states of the European Union) which has implemented the Prospectus Directive (each, a “Relevant Member State”), each manager has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of notes to the public in that Relevant Member State except that it may, with effect from and including the Relevant Implementation Date, make an offer of such notes to the public in that Relevant Member State:

(a) in (or in Germany, where the offer starts within) the period beginning on the date of publication of a prospectus in relation to those notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive and ending on the date which is 12 months after the date of such publication;

(b) at any time to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(c) at any time to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the relevant manager or managers nominated by Mexico for any such offer; or

(d) at any time in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of notes to the public shall require Mexico or any manager to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member state means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each manager has represented and agreed that:

1.	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to Mexico; and

2.	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

Italy

Each manager has acknowledged and agreed that no prospectus has been nor will be published in Italy in connection with the offering of the notes and that such offering has not been cleared by the Italian Securities Exchange Commission (Commissione Nazionale per le Società e la Borsa, the “CONSOB”) pursuant to Italian securities legislation and, accordingly, has represented and agreed that the notes may not and will not be offered, sold or delivered, nor may or will copies of this pricing supplement, the accompanying prospectus supplement or prospectus or any other documents relating to the notes be distributed in Italy, in an offer to the public of financial products under the meaning of Article 1, paragraph 1, letter t) of the Italian Legislative Decree No. 58 of February 24, 1998 as amended (the “Financial Services Act”) unless an exception applies. Therefore, each manager has acknowledged and agreed that the notes may only be offered, transferred or delivered within the territory of Italy: (a) to qualified investors (investitori qualificati), as defined in Article 2 paragraph (e) of the Prospectus Directive as implemented by Article 34-ter of CONSOB Regulation No. 11971 of May 14, 1999, as amended (the “Issuers Regulation”); or (b) in any other circumstances where an express exemption from compliance with the restrictions on offers to the public applies, including, without limitation, as provided under Article 100 of the Financial Services Act and Article 34-ter of the Issuers Regulation.

Each manager has represented and agreed that any offer, sale or delivery of the notes or distribution of copies of this pricing supplement, the accompanying prospectus supplement or prospectus or any other document relating to the notes in Italy may and will be effected in accordance with all Italian securities, tax, exchange control and other applicable laws and regulations, and, in particular, will be: (i) made via investment firms, banks or financial intermediaries authorized to carry out such activities in Italy in accordance with the Financial Services Act, the Issuers Regulation, CONSOB Regulation No. 16190 of October 29, 2007 and Legislative Decree No. 385 of September 1st, 1993 (the “Banking Law”), all as amended; (ii) in compliance with Article 129 of the Banking Law and the implementing guidelines of the Bank of Italy, pursuant to which the Bank of Italy may request information on the offering or issue of securities in Italy; and (iii) in compliance with any other applicable laws and regulations, including any conditions, limitations or requirements that may be, from time to time, imposed by the relevant Italian authorities concerning securities, tax matters and exchange controls.

Any investor purchasing the notes in the offering is solely responsible for ensuring that any offer or resale of the notes it purchases in the offering occurs in compliance with applicable Italian laws and regulations.

This pricing supplement, the accompanying prospectus supplement and prospectus and the information contained therein are intended only for the use of its recipient and, unless in circumstances which are exempted from the rules governing offers of securities to the public pursuant to Article 100 of the Financial Services Act and Article 34-ter, of the Issuers Regulation is not to be distributed, for any reason, to any third party resident or located in Italy. No person resident or located in Italy other than the original recipients of this document may rely on it or its content.

Article 100-bis of the Financial Services Act affects the transferability of the notes in Italy to the extent that any placement of notes is made solely with qualified investors and such notes are then systematically resold to non-qualified investors on the secondary market at any time in the 12 months following such placement. Should this occur without the publication of a prospectus, and outside of the application of one of the exemptions referred to above, retail purchasers of notes may have their purchase declared void and claim damages from any intermediary which sold them the notes.

Hong Kong

The notes may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Japan

The notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each manager has agreed that it will not offer or sell any notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

This pricing supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this pricing supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the notes are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the notes under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Mexico

The notes have not been and will not be registered with the National Securities Registry maintained by the CNBV and may not be offered or sold publicly in Mexico. The notes may be offered or sold privately in Mexico to qualified and institutional investors, pursuant to the exemption contemplated under Article 8 of the Mexican Securities Market Law. As required under the Mexican Securities Market Law, Mexico will give notice to the CNBV of the offering of the notes under the terms set forth herein. Such notice does not certify the solvency of Mexico, the investment quality of the notes, or that the information contained in this pricing supplement, the prospectus supplement or in the prospectus is accurate or complete. Mexico has prepared this pricing supplement and is solely responsible for its content, and the CNBV has not reviewed or authorized such content.

See “Plan of Distribution” in the prospectus supplement for additional restrictions on the offer and sale of the notes.

The terms relating to non-U.S. offerings that appear under “Plan of Distribution” in the prospectus do not apply to the offer and sale of the notes under this pricing supplement.

It is expected that delivery of the notes will be made against payment therefor on the fifth day following the date hereof (such settlement cycle being referred to herein as “T+5”). Trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date hereof will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes on the date hereof should consult their own advisors.

The net proceeds to Mexico from the sale of the notes will be approximately U.S. $961,345,000, after the deduction of the underwriting discount and Mexico’s share of the expenses in connection with the sale of the notes, which are estimated to be approximately U.S. $155,000, and excluding amounts paid in respect of accrued interest.

The managers have agreed to pay for certain expenses in connection with the offering of the notes.

Mexico has agreed to indemnify the several managers against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

The distribution of the notes in Canada is being made only on a private placement basis exempt from the requirement that Mexico prepare and file a prospectus with the securities regulatory authorities in each province where trades of the notes are made. Any resale of the notes in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the notes.

Representations of Purchasers

By purchasing the notes in Canada and accepting a purchase confirmation a purchaser is representing to Mexico and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the notes without the benefit of a prospectus qualified under those securities laws,

•	where required by law, that the purchaser is purchasing as principal and not as agent, and

•	the purchaser has reviewed the text above under Resale Restrictions.

Rights of Action — Ontario Purchasers Only

Under Ontario securities legislation, a purchaser who purchases a security offered by this pricing supplement during the period of distribution will have a statutory right of action for damages, or while still the owner of the notes, for rescission against Mexico in the event that this pricing supplement contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the notes. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the notes. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against Mexico. In no case will the amount recoverable in any action exceed the price at which the notes were offered to the purchaser and if the purchaser is shown to have purchased the notes with knowledge of the misrepresentation, Mexico will have no liability. In the case of an action for damages, Mexico will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the notes as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Taxation and Eligibility for Investment

Canadian purchasers of the notes should consult their own legal and tax advisors with respect to the tax consequences of an investment in the notes in their particular circumstances and about the eligibility of the notes for investment by the purchaser under relevant Canadian legislation.

UNITED MEXICAN STATES

Secretaría de Hacienda y Crédito Público

Insurgentes Sur 1971

Torre III, Piso 7

Colonia Guadalupe Inn

México, D.F. 01020

FISCAL AGENT AND PRINCIPAL PAYING AGENT

Citibank, N.A.

Global Agency & Trust Services

111 Wall Street, 5th Floor

New York, New York 10043

PAYING AGENTS AND TRANSFER AGENTS

Citibank, N.A. 5 Carmelite Street London EC4Y 0PA, England	KBL European Private Bankers S.A. 43, Boulevard Royal L-2955 Luxembourg

LUXEMBOURG LISTING AGENT

KBL European Private Bankers S.A.

43, Boulevard Royal

L-2955 Luxembourg

LEGAL ADVISORS TO MEXICO

As to United States Law	As to Mexican Law

Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006	Fiscal Attorney of the Federation Ministry of Finance and Public Credit Insurgentes Sur 795 Piso 12 Colonia Nápoles 03810 México, D.F.

LEGAL ADVISORS TO THE MANAGERS

As to United States Law	As to Mexican Law

Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004	Ritch Mueller, S.C. Torre del Bosque Boulevard M. Ávila Camacho No. 24 Piso 20 Colonia Lomas de Chapultepec 11000 México, D.F.